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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             --------------------

                                AMENDMENT NO. 3
                              (Final Amendment)


                                       TO
                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               Thermo Voltek Corp.
                                (Name of Issuer)

                               Thermo Voltek Corp.
                                 Thermedics Inc.
                           Thermo Electron Corporation
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.05 per share
                         (Title of Class of Securities)

                                 883602 10 4
                      (CUSIP Number of Class of Securities)

                          Sandra L. Lambert, Secretary
                               Thermo Voltek Corp.
                         c/o Thermo Electron Corporation
                                 81 Wyman Street
                                  P.O. Box 9046
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 with a copy to:
                       Seth H. Hoogasian, General Counsel
                               Thermo Voltek Corp.
                         c/o Thermo Electron Corporation
                                 81 Wyman Street
                                  P.O. Box 9046
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000

This statement is filed in connection with (check the appropriate box):

a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.     The filing of a registration statement under the Securities Act of 1933.

c.     A tender offer.

d.     None of the above.
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Check the following box if the soliciting materials or information statement
referred to in checking box (a) are preliminary copies.    / /







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         This Amendment No. 3 (the "Final Amendment") on Schedule 13E-3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission by Thermo Voltek Corp. ("Voltek" or the "Company"), Thermedics Inc. ("Thermedics"), TV Acquistion Corporation (the "Merger Sub") and Thermo Electron Corporation ("Thermo Electron") on December 3, 1998, as amended and supplemented by Amendment No. 1 thereto filed on January 20, 1999 and Amendment No. 2 thereto filed on February 12, 1999 (as amended and restated, the "Statement"), in connection with a proposal to approve an Agreement and Plan of Merger dated as of November 24, 1998 (the "Merger Agreement") by and among Voltek, the Merger Sub and Thermedics, pursuant to which the Merger Sub, a wholly owned subsidiary of Thermedics, will be merged with and into Voltek (the "Merger").


         This Final Amendment is being filed, pursuant to Rule 13e-3(d)(3), to report the results of the transaction that is the subject of this Statement. Capitalized terms used herein not otherwise defined shall have the meanings ascribed to such terms in this Statement. Except as expressly set forth in this Final Amendment, all information in this Statement remains unchanged.

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ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     The information set forth in Item 3 of the Statement is hereby amended and supplemented as follows:

     At a Special Meeting of the stockholders held on March 25, 1999, the stockholders of Voltek voted to approve and adopt the Merger Agreement. The Merger Agreement was approved (i) by holders of a majority of the Company's outstanding shares of common stock entitled to vote at the Special Meeting, as required by Delaware law, and (ii) by holders of a majority of the outstanding shares of common stock voted at the Special Meeting by stockholders other than Thermedics, Thermo Electron, and officers and directors of the Company, Thermedics and Thermo Electron, as required by the Merger Agreement. The transactions with respect to the Merger described in this Statement were consummated on March 25, 1999. The Company filed a Certificate of Merger with the Secretary of State of the State of Delaware on March 25, 1999 and, as a result, the Merger became effective as of 2:00 p.m. (the "Effective Time") on that date. The separate existence of the Merger Sub ceased as of the Effective Time.

     Each share of common stock of the Company that was issued and outstanding immediately prior to the Effective Time (other than shares held by Thermedics and Thermo Electron) was converted as of the Effective Time into the right to receive $7.00 per share in cash without interest, in accordance with the Merger Agreement.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     The information set forth in Item 5 of the Statement is hereby amended and supplemented as follows:

     The Merger was consummated on March 25, 1999. Because the Company, as a result of the Merger, has only two stockholders, Thermedics and Thermo Electron, the Company filed on March 26, 1999 a certification on Form 15 pursuant to Rule 12g-4 to provide notice of termination of the registration of the common stock of the Company under the Securities and Exchange Act of 1934, as amended, and to suspend all reporting requirements thereunder.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in Item 10 of the Statement is hereby amended and supplemented as follows:

     As a result of the Merger and the transactions consummated in connection therewith, Thermedics and Thermo Electron own 100% of the outstanding capital stock of the Company (as the Surviving Corporation).



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                                   SIGNATURES

      After due inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                   THERMO VOLTEK CORP.



Dated: March 26, 1999              By: /s/ Colin I.W. Baxter
                                   --------------------------------------------
                                   Name: Colin I.W. Baxter
                                   Title: President and Chief Operating Officer


                                   THERMEDICS INC.




Dated: March 26, 1999              By: /s/ John T. Keiser
                                   --------------------------------------------
                                   Name: John T. Keiser
                                   Title: President


                                   THERMO ELECTRON CORPORATION



Dated: March 26, 1999              By: /s/ Kenneth J. Apicerno
                                   --------------------------------------------
                                   Name: Kenneth J. Apicerno
                                   Title: Treasurer






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